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SECURITI[illegible] MISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-17632

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 8/1/02 (MM/DD/YY) AND ENDING 7/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Blackburn & Company, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 Penn Plaza, Suite 3327
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Camilla R. Hazlehurst — (650) 340 - 0510
(Area Code—Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name—*if individual, state last, first, middle name*)

333 Market Street	San Francisco	CA	94015
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Camilla R. Hazlehurst, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Blackburn & Company, Inc., as of July 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

JONATHAN A. TAYLOR
Commission # 1422283
Notary Public - California
San Mateo County
My Comm. Expires Jun 5, 2007

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this fling, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

Blackburn & Company, Inc.

Statement of Financial Condition

July 31, 2003



PricewaterhouseCoopers LLP
333 Market Street
San Francisco CA 94105
Telephone (415) 498 5000
Facsimile (415) 498 7100

Report of Independent Accountants

To the Board of Directors and Stockholders of
Blackburn & Company, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Blackburn and Company, Inc. at July 31, 2003 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

September 12, 2003

Blackburn & Company, Inc.
Statement of Financial Condition
July 31, 2003

Assets		
Cash and cash equivalents	$	126,583
Marketable securities at market value		448,540
Exchange membership, at cost (approximate market value of $2,000,000)		85,000
Receivable for research service credits		28,810
Other assets		38,017
Total assets	$	726,950
Liabilities and Stockholders' Equity		
Liabilities		
Accrued compensation and other liabilities	$	101,609
Total liabilities		101,609
Commitments (Note 7)		
Stockholders' equity		
Common stock		
Class A, par value $1.00, 500 shares authorized, 152 shares issued and outstanding		152
Class B, par value $1.00, 500 shares authorized, no shares issued and outstanding		-
Additional paid-in capital		51,288
Retained earnings		573,901
Total stockholders' equity		625,341
Total liabilities and stockholders' equity	$	726,950

The accompanying notes are an integral part of this financial statement.

1. Organization

Blackburn & Company, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), and is a member of the New York Stock Exchange, Inc. ("NYSE"). The Company executes securities transactions on behalf of its customers. The Company does not handle or maintain securities in its physical possession nor does it maintain customer accounts as all transactions for accounts of customers are cleared through another broker-dealer on a fully disclosed basis.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

Marketable Securities

Marketable securities consist of investments in a mutual fund and commercial paper at July 31, 2003. The mutual fund and commercial paper are recorded at market value based upon independent prices. All marketable securities are classified as trading for financial reporting purposes.

Exchange Membership

The NYSE membership is carried at cost. Approximate market value is based on the last sales price for a membership at July 31, 2003.

Financial Instruments

The Company does not enter into forwards, swaps, futures or other derivative product transactions that result in off-balance sheet risk. The carrying amounts of other financial instruments recorded in the Statement of Financial Condition (which include cash, receivables and payables) approximate fair value at July 31, 2003.

Concentrations of Risk

The Company is engaged in brokerage activities with counterparties which primarily include institutional investors. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The Company has agreed to indemnify its clearing broker for credit losses that the clearing broker may sustain from the customer accounts introduced by the Company. In the event customers fail to satisfy their obligations, the company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customers obligations.

During the year ended July 31, 2003, the Company generated 43% of its revenues from trades executed on behalf of a single customer. This results in economic dependence and a concentration of credit risk with a single customer. Accordingly, the Company's future results of operations could be affected if this customer relationship were terminated.

Use of Estimates
The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

3. Marketable Securities

Marketable securities consist of the following at July 31, 2003:

JP Morgan U.S. Government Money Market Fund	$ 344,358
GMAC Commercial Paper, 4.35% due 8/15/03	104,182
	$ 448,540

4. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1") which requires the maintenance of minimum net capital, as defined, equal to the greater of $250,000 or 6-2/3 % of aggregate indebtedness, as defined. SEC Rule 15c3-1 also requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At July 31, 2003, the Company had net capital of $463,975, which was $213,975 in excess of the amount required of $250,000. The Company's ratio of aggregate indebtedness to net capital was 0.22 to 1.

5. Statistical and Investment Research Services

The Company has an agreement with certain of its customers to collect additional amounts (referred to as "research service credits") to be used by the Company to purchase various studies, analyses, and reports from outside research organizations which would be utilized to determine investment opportunities for the Company's customers. At the request of a customer, the Company will order outside investment research services; these research services are paid by the Company from the research service credits collected. Research service credits cannot be returned at the discretion of the customer. Research service credits are reflected in the accompanying Statement of Financial Condition as a receivable for research service credits.

6. Profit Sharing Plan

The Company has a qualified profit sharing plan (the "Plan") for eligible employees of the Company. The Company's contribution to the Plan is determined on a discretionary basis by the Company's Board of Directors. The Company did not authorize any payments to the Plan during fiscal 2003.

7. Commitments

The Company leases office space in California and New York under various non-cancellable operating leases which expire in June 2004 and June 2003, respectively. The aggregate minimum future lease commitments are:

Year Ended July 31,	
2004	$ 68,790
2005	42,984
2006 and thereafter	39,324
	$ 151,098

8. Guarantees

The Company clears all of its securities transactions through a clearing broker on a fully disclosed basis. Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

As a right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2003, the Company has not recorded any liability with regard to this right.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing broker and all counterparties with which it conducts business.